Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr., Esq.
(215) 564-8521
jfeinourjr@stradley.com

February 23, 2022

Filed via EDGAR
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Subject:	Global Beta ETF Trust (the “Trust”)
(File Nos. 333-232249; 811-23450)

Dear Ms. Brutlag:
On behalf of the Trust, below are the Trust’s responses to the comments you provided to us telephonically with regard to Post-Effective Amendment No. 7 to the Trust’s registration statement on Form N-1A (“PEA No. 7”) relating to the registration of the Global Beta China Green Bond ETF, a series of the Trust (the “Fund”).  PEA No. 7 was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 17, 2021 under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended. Below we have provided your comments and the Trust’s responses to those comments.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in PEA No. 7.
Prospectus

Fees and Expenses

1.	Comment:	Please provide the completed fee table and expense example information for the Fund in your response letter.

	Response:	The completed fee table and expense example for the Fund is attached hereto as

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

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Exhibit A.

Principal Investment Strategies

2.	Comment:
In the first and third paragraphs, please confirm whether “environmentally beneficial projects” refers specifically to environmentally beneficial projects based solely in China or if the intention is for this reference to refer to environmentally beneficial projects located both in and outside of China.

	Response:	The disclosure has been updated as follows:

The Fund is an actively managed exchange traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in debt securities issued by Chinese ~~corporations~~ companies that finance environmentally beneficial projects located in or outside China. ~~, such as~~ For purposes of the Fund’s 80% investment policy, “environmentally beneficial projects” include building eco-efficient products or products to prevent and/or control pollution output; investing in wind, solar, or hydrogen powered energy; or any project targeted to addressing environmentally driven climate change issues.

…

Global Beta Advisors LLC (the “Adviser”) first screens a broad universe of Chinese corporate bonds and selects such bonds that, in the Adviser’s opinion, finance environmentally beneficial projects located in or outside China.

3.	Comment:	In the second paragraph, please update the reference to “Companies located or operating in China” to tie this to the Fund’s 80% investment policy.

	Response:	The disclosure has been updated as follows:

For purposes of the Fund’s 80% investment policy, Chinese companies are those: ~~Companies located or operating in China include (i) companies and other entities having their registered office in China, their governments or any of their respective agencies or instrumentalities or any local government, (ii) companies and other entities located outside China carrying out their business activities principally (50% or more by revenue, profit, assets or production) in China, or (iii) holding companies, the interests of which are principally invested in subsidiary companies with a registered office in China.~~ (i) that are organized under the laws of, or with a principal office in, the People’s Republic of China (China), Hong Kong or Taiwan; or (ii) for which the principal trading market is in China, Hong Kong or Taiwan; or (iii) that derive at least 50% of their revenues from goods or services sold or produced, or have at least 50% of their assets, in China.  The Fund may purchase Chinese debt instruments that trade on the China Interbank Bond Market (“CIBM”), including through ~~and may be purchased through~~ a market access program that is designed to, among other things, enable foreign investment in China (“Bond Connect”), as well as Chinese debt instruments that trade in the over-the-counter market.

4.	Comment:	In the second paragraph, please provide more specificity as to how having a “registered office in China” determines if a company is considered to be a Chinese company for

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purposes of the Fund’s 80% policy.

	Response:	Please see the Registrant’s response to comment 3.

5.	Comment:
In the second paragraph, please provide more specificity as to what “principally” means with respect to the disclosure that companies located or operating in China include “holding companies, the interests of which are principally invested in subsidiary companies with a registered office in China.”

	Response:	Please see the Registrant’s response to comment 3.

6.	Comment:
With respect to the sentence “The Fund may also invest up to 20% of its net assets in non-Chinese corporate debt instruments that trade on the CIBM”, please clarify what can be included in the Fund’s 20% bucket.  For example, can the Fund invest in non-Chinese corporate debt instruments that do not trade on the CIBM as part of its 20% bucket? Additionally, for purposes of the Fund’s 80% investment policy, do all Chinese corporate debt instruments need to be traded on the CIBM?

	Response:	The Registrant has deleted this sentence. With respect to the Fund’s 80% investment policy, please see the Registrant’s response to comment 3.

7.	Comment:
With respect to the sentence “Bonds will also be evaluated based on credit quality, coupon rate, current yield-to-maturity, convexity, duration, and option-adjusted spreads”, please be more specific in the strategy about the maturity, credit quality, and duration investment parameters for the bonds the Fund invests in.

	Response:	The principal investment strategies has been updated as follows:

Bonds will also be evaluated based on credit quality, coupon rate, current yield-to-maturity, convexity, duration, and option-adjusted spreads. While the Fund may invest without limitation with respect to maturity or duration, under normal market conditions the Fund targets an estimated portfolio duration of 2.5 to 3 years. The Fund may also invest up to 10% of its net assets in corporate bonds that are rated below investment grade quality (commonly referred to as “junk bonds”), as determined by Standard & Poor’s® (a division of the McGraw-Hill Companies, Inc.) ("S&P") and Fitch, Inc. ("Fitch"), "Baa3" by Moody’s® Investors Service, Inc. ("Moody’s"), or "BBBL" by Dominion Bond Rating Service Limited ("Dominion") or, if unrated, are determined to be of comparable quality by the Adviser. The Fund may also invest up to 10% of its net assets in Chinese real estate corporate bonds.

8.	Comment:
Given that the Fund’s principal risks include “High Yield Securities Risk”, please update the principal investment strategies to include disclosure regarding high yield securities or delete the risk disclosure.

	Response:	Please see the Registrant’s response to comment 7.

9.	Comment:
With respect to the sentence, “The Fund may concentrate its investments (i.e., holds 25% or more of its total assets) in a particular industry, group of industries, or sector”, the Staff notes that the Fund’s SAI includes a fundamental investment restriction that “The Fund will not concentrate (i.e., hold more than 25% of its assets in the stocks of a single industry or group of

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industries) its investments in issuers (excluding investment companies) of one or more particular industries.” Please update the Fund’s principal investment strategies to delete reference to industry concentration or revise the fundamental investment restriction.

Response:
The above cited sentence in the principal investment strategies section has been revised to specify that, as of the date of the Prospectus, the Fund anticipates concentrating in the financial services sector.  Additionally, “Concentration Risk” and has been deleted and the “Financial Services Sector Risk” has been updated as follows:

Financial Services Sector Risk. The Fund may be sensitive to changes in, and its performance may depend to a greater extent on, the overall condition of the financial services sector. Companies in the financial services sector may be subject to extensive government regulation that affects the scope of their activities, the prices they can charge and the amount of capital they must maintain. The profitability of companies in the financial services sector may be adversely affected by increases in interest rates, by loan losses, which usually increase in economic downturns, and by credit rating downgrades. In addition, the financial services sector is undergoing numerous changes, including continuing consolidations, development of new products and structures and changes to its regulatory framework. Furthermore, some companies in the financial services sector perceived as benefiting from government intervention in the past may be subject to future government-imposed restrictions on their businesses or face increased government involvement in their operations.

10.	Comment:
The Staff notes that the Fund’s principal risks include “Financial Services Sector Risk”. If this is correct, please update the principal investment strategies to note that the Fund is concentrated in the financial services sector.

	Response:	Please see the Registrant’s response to comment 9 above.

Principal Risks

11.	Comment:
With respect to “ESG Investing Risk”, please combine the following sentences or clarify as applicable: “The Fund’s results may be lower than other funds that do not apply certain exclusionary screens or use different ESG criteria to screen out certain companies or industries…The Fund’s results may be lower than other funds that do not consider ESG characteristics or use a different methodology to identify and/or incorporate ESG characteristics.”

	Response:	The disclosure has been updated as follows:

ESG Investing Risk. The Fund intends to screen out particular companies and industries pursuant to certain criteria established by the Adviser, and to incorporate ESG investment insights into its portfolio construction process. The Fund may forego certain investment opportunities by screening out certain companies and industries. The Fund’s results may be lower than other funds that do not consider ESG characteristics, use a different methodology to identify and/or incorporate ESG characteristics, apply certain exclusionary screens, or use different ESG criteria to screen out certain companies or industries. The Fund’s incorporation of ESG investment insights may affect the Fund’s exposure to certain companies or industries. ~~The Fund’s results may be lower than other funds that do not consider ESG characteristics or use a different methodology to identify and/or incorporate ESG characteristics.~~ Further, investors may differ in their views of what constitutes positive or negative ESG characteristics of a

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security. As a result, the Fund may invest in securities that do not reflect the beliefs of any particular investor. In addition, the Fund may not be successful in its objectives related to ESG. There is no guarantee that these objectives will be achieved, and ESG-related assessments are at the Adviser’s discretion. ~~The Adviser is dependent upon certain information and data from third party providers of ESG research, which may be incomplete, inaccurate or unavailable. As a result, there is a risk that the Adviser may incorrectly assess a security or issuer.~~ In evaluating a security or issuer based on ESG criteria, the Adviser uses information and data from third-party providers of ESG research, which may be incomplete, inaccurate or unavailable. There is no uniform set of ESG standards, and different third party providers may provide different or inconsistent information and data. There may be limitations with respect to availability of ESG data in certain sectors, as well as limited availability of investments with positive ESG assessments in certain sectors. As a result, there is a risk that the Adviser may incorrectly assess a security or issuer. There is also a risk that the Adviser may not apply the relevant ESG criteria correctly or that the Fund could have indirect exposure to issuers who do not meet the relevant ESG criteria used by the Fund. Neither the Fund nor the Adviser make any representation or warranty, express or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of such ESG assessment. ~~There may be limitations with respect to availability of ESG data in certain sectors, as well as limited availability of investments with positive ESG assessments in certain sectors~~. The Adviser’s evaluation of ESG criteria is subjective and may change over time.

Management

12.	Comment:	In the Portfolio Managers table, please update the reference to January 2022 in the “Length of Service” column.

	Response:	The Registrant has updated the Portfolio Managers table accordingly.

More Information About the Fund’s Principal Investment Strategies

13.	Comment:
With respect to the sentence “The Adviser will also rank issuers by their long-term industry adjusted scores, the recent trajectory of their ESG practices, their credit quality and their net debt to equity ratio”, please update to clarify where the Adviser will get this data regarding the recent trajectory of their ESG practices.

	Response:	The principal investment strategies disclosure has been updated as follows:

The Adviser will also rank issuers by their long-term industry adjusted scores, the recent trajectory of their ESG practices using FactSet’s TruValue Labs “ESG momentum score”, their credit quality and their net debt to equity ratio.

More Information about the Fund’s Principal Investment Risks

14.	Comment:	With respect “Reinvestment Risk”, “Political Risk”, and “Inflation Risk”, please include correspondence risk disclosure in Item 4 or move from Item 9 and/or list as non-principal risks.

Response:
The Registrant has deleted “Political Risk.”  The Registrant respectfully declines to update the other risk disclosure cited above as “Reinvestment Risk” and “Inflation Risk” provide additional risk disclosure related to the Fund’s investments that are described in Item 4 under “Debt

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Securities Risk” and “Risk of Investing in China.”

Statement of Additional Information

Investment Restrictions

15.	Comment:	With respect to fundamental investment restriction #7, please revise or delete the references to industry concentration in the Fund’s principal investment strategies and principal risks.

	Response:	Please see the Registrant’s responses to comments 9 and 10. The Fund will not concentrate its investments in issuers of one or more particular industries.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Michael D. Mabry, Esq. at 215-564-8011.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

U.S. Securities and Exchange Commission

EXHIBIT A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses you pay each year as a % of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees(1)	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.65%
(1) Pursuant to a Rule 12b-1 distribution and service plan (“Plan”), the Fund may bear a 12b-1 fee not to exceed 0.25% per annum of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees (the “Board”) of Global Beta ETF Trust (the “Trust”) has not currently approved the commencement of any payments under the Plan.
(2)  Based on estimated amounts for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year. The example reflects the Fund’s expense reimbursement described above for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:

1 YEAR	3 YEARS
$66	$208